

March 26, 2012

Via E-mail
Marshall Mohr
Senior Vice President and Chief Financial Officer
Intuitive Surgical Inc.
1266 Kifer Rd.
Sunnyvale, CA 94086

> **Re:** **Intuitive Surgical Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 6, 2012**
> **File No. 000-30713**

Dear Mr. Mohr:

We have reviewed your response letter dated March 19, 2012 and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Financial Statements and Supplementary Data, page 57

Note 2. Summary of Significant Accounting Policies, page 63

Revenue Recognition, page 66

1.   We note your response to our prior comment which details how you recognize revenue when the customer trades-in a used da Vinci surgical system. In light of the apparent continuing and increasing impact of trade-in transactions on your financial statements, please revise the notes to your financial statements in future filings to clearly describe, in appropriate detail, how you value, present and account for trade-in transactions. Please provide a copy of your proposed revised future disclosures with your response.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Jay Webb, Accounting Reviewer, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3212 with any other questions.

Sincerely,

/s/ Jay Webb "for"

Jeff Jaramillo
Accounting Branch Chief